
10031746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 27 2010
WASH, D.C.
193

OMB APPROVAL	
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SEC FILE NUMBER
8- 12525

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALEXANDER INVESTMENT SERVICES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12701 TOWNEPARK WAY SUITE 303
(No. and Street)

LOUISVILLE (City) KY (State) 40243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD A. WELLS 502-736-1340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOUNTJOY CHILTON MEDLEY, LLP
(Name – *if individual, state last, first, middle name*)

2000 MEIDINGER TOWER 462 S. 4TH ST. (Address) LOUISVILLE (City) KY (State) 40202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/1

OATH OR AFFIRMATION

I, Gerald A. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Investment Services Co, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secy / Treasurer
Title

Notary Public

My Commission Expires:
January 7, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

Alexander Investment Services, Co.

Years Ended June 30, 2010 and 2009

Alexander Investment Services, Co.

TABLE OF CONTENTS

Years Ended June 30, 2010 and 2009



Mountjoy
Chilton
Medley

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Alexander Investment Services, Co.

We have audited the accompanying statement of financial condition of Alexander Investment Services, Co. (the "Company") as of June 30, 2010 and 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mountjoy Chilton Medley LLP

Mountjoy Chilton Medley LLP
Louisville, Kentucky
August 19, 2010

2000 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202

502.749.1900 P
502.749.1930 F
www.mcmcpa.com

Louisville
Lexington
Covington
Frankfort
Bowling Green

Alexander Investment Services, Co.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 31,767	$ 75,507
Accounts receivable	4,615	5,365
Accrued commissions	22,028	6,089
Securities owned, at fair value	30,000	-
Property and office equipment, net	33,515	31,810
Security deposit	3,300	3,300
Other assets	9,854	10,436
Total assets	$ 135,079	$ 132,507
Liabilities and stockholders' equity		
Accounts payable	$ 5,138	$ 462
Deferred tax liability	2,596	4,189
Accrued expenses and other payables	20,422	8,935
Total liabilities	28,156	13,586
Stockholders' equity:		
Capital stock, common, no par value; Authorized 100,000 shares, 60,000 issued and 50,000 outstanding shares	1,000	1,000
Additional paid-in capital	68,882	68,882
Treasury stock at cost, 10,000 shares	(78,690)	(78,690)
Retained earnings	115,731	127,729
Total stockholders' equity	106,923	118,921
Total liabilities and stockholders' equity	$ 135,079	$ 132,507

See accompanying independent auditor's report
and notes to financial statements

Alexander Investment Services, Co.

STATEMENTS OF OPERATIONS

Years Ended June 30, 2010 and 2009

	2010	2009
Revenues:		
Commissions	$ 2,441,305	$ 2,248,362
Retirement plan fees	77,091	71,082
Interest and dividends	2	1,987
Miscellaneous	274	-
Loss on sale of marketable securities	-	(4,305)
Securities losses, net	-	(8,501)
Total revenues	2,518,672	2,308,625
Expenses:		
Officers' compensation	1,593,433	1,400,139
Salaries, wages, and commissions	633,835	610,727
Payroll taxes	26,749	26,325
Insurance	36,533	30,361
Employee retirement plan	35,000	25,000
Depreciation	11,506	10,857
Rent	48,775	49,830
Office supplies	40,545	39,627
Telephone	21,902	20,414
Consulting	20,894	25,954
Regulatory fees	22,453	20,335
Other expenses	40,638	58,916
Total expenses	2,532,263	2,318,485
Net loss before income tax benefit	(13,591)	(9,860)
Income tax benefit	1,593	657
Net loss	$ (11,998)	$ (9,203)

See accompanying independent auditor's report
and notes to financial statements

Alexander Investment Services, Co.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended June 30, 2010 and 2009

	Common Stock		Additional Paid-in	Retained	Treasury	
	Shares	Amount	Capital	Earnings	Stock	Total
Balances at June 30, 2008	50,000	$ 1,000	$ 68,882	$ 136,932	$ (78,690)	$ 128,124
Net loss	-	-	-	(9,203)	-	(9,203)
Balances at June 30, 2009	50,000	1,000	68,882	127,729	(78,690)	118,921
Net loss	-	-	-	(11,998)	-	(11,998)
Balances at June 30, 2010	50,000	$ 1,000	$ 68,882	$ 115,731	$ (78,690)	$ 106,923

See accompanying independent auditor's report
and notes to financial statements

Alexander Investment Services, Co.

STATEMENTS OF CASH FLOWS

Years Ended June 30, 2010 and 2009

	2010	2009
Operating activities		
Net loss	$ (11,998)	$ (9,203)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation	11,506	10,857
Securities losses, net	-	8,501
Loss on sale of marketable securities	-	4,305
Deferred income tax	(1,593)	(657)
Decrease (increase) in assets:		
Accounts receivable	750	3,012
Accrued commissions	(15,939)	23,682
Other assets	582	372
(Decrease) increase in liabilities:		
Accounts payable	4,676	(2,242)
Accrued expenses and other payables	11,487	(20,007)
Net cash (used in) provided by operating activities	(529)	18,620
Investing activities		
Additions to property and office equipment	(13,211)	(6,400)
Purchases of marketable securities	(30,000)	(105,460)
Proceeds from sale of marketable securities	-	134,975
Net cash (used in) provided by investing activities	(43,211)	23,115
Net (decrease) increase in cash	(43,740)	41,735
Cash and cash equivalents, beginning of year	75,507	33,772
Cash and cash equivalents, end of year	$ 31,767	$ 75,507

See accompanying independent auditor's report
and notes to financial statements

NOTE 1--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Alexander Investment Services, Co. (the Company), a Kentucky corporation, is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients primarily in Kentucky and Indiana. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA).

The following is a summary of the significant accounting policies of the Company:

Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting whereby revenue and commissions are recognized when earned and expenditures are recognized when incurred.

Cash and Cash Equivalents: For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Securities Owned: Securities owned consist of mutual funds that are publicly offered and valued on a securities exchange or independent publicly quoted market. All investments are recorded on a trade date basis. Investments are valued at the last trade price.

Investment Income: Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date. Capital gains and losses are calculated on an identified cost basis.

Commission Revenue: Commission revenue is recognized when the Company is contractually entitled to receive the income from the securities provider.

Property and Office Equipment: Property and office equipment are stated at cost less accumulated depreciation. A combination of accelerated methods and the straight-line method has been used to calculate depreciation as applicable to each asset. Furniture is depreciated over a 5-7 year useful life and office equipment is depreciated over a 3-5 year useful life.

Recent Accounting Pronouncements: In June 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, entitled *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (GAAP)*. In substance, SFAS No. 168 makes the FASB Accounting Standards Codification (ASC) the sole source of authoritative accounting technical literature for nongovernmental entities. All accounting guidance that is not included in the ASC now is considered to be non-authoritative. The ASC is effective for interim and annual reporting periods ending after September 15, 2009. The Company adopted the ASC upon issuance, with no material impact to the financial statements.

Income Taxes: The FASB has issued new standards, contained in the ASC, clarifying the accounting for uncertainty in taxes recognized in annual financial statements for fiscal years beginning after December 15, 2008. These standards require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. The Company adopted these standards at the beginning of fiscal 2010 with no material impact on its financial statements.

Use of Estimates: The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that may affect the reported amounts in the financial statements and the notes to financial statements. Actual results could differ from those estimates.

Subsequent Events: The Company evaluated events occurring between the end of the year and August 19, 2010, the date the financial statements were available to be issued. No recognized or unrecognized subsequent events have occurred through this date.

NOTE 2--PROPERTY AND OFFICE EQUIPMENT

Property and office equipment at June 30, 2010 and 2009 are summarized as follows:

	2010	2009
Furniture	$ 17,510	$ 14,260
Office equipment	175,350	165,389
	192,860	179,649
Less accumulated depreciation	159,345	147,839
	$ 33,515	$ 31,810

NOTE 3--FINANCIAL INSTRUMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

NOTE 3--FINANCIAL INSTRUMENTS - (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2010.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2010
Assets				
Mutual funds	$ 30,000			$ 30,000
Total assets	$ 30,000	$ -	$ -	$ 30,000

NOTE 4--RETIREMENT PLAN

The Company offers a Profit Sharing Plan for all eligible employees. The Company's expense of funding this plan was $35,000 and $25,000 for the years ended June 30, 2010 and 2009, respectively.

The Profit Sharing Plan was amended effective July 1, 2009 to a safe harbor plan requiring Company contributions of three percent of each eligible employee's compensation. Prior to this date all Company contributions were discretionary.

NOTE 5--INCOME TAXES

Income tax benefit (expense) attributable to net loss before income taxes for the years ended June 30, 2010 and 2009 consists of:

	2010	2009
Deferred income tax benefit (expense)		
Federal	$ 1,353	$ 862
State	240	(205)
Total income tax benefit	$ 1,593	$ 657

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As such, a valuation allowance was not considered necessary at June 30, 2010 and 2009.

Income tax benefit attributable to earnings before income taxes differs from the amounts computed by applying the expected effective U.S. Federal income tax rate of 15% to earnings before income taxes as a result of the following:

	2010	2009
Tax benefit at expected statutory federal rate	$ 2,039	$ 1,478
Nondeductible expenses	(686)	(608)
Adjustment of prior estimates	-	(715)
State taxes	240	502
	$ 1,593	$ 657

NOTE 5--INCOME TAXES - (Continued)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability consists of the following as of June 30, 2010 and 2009:

	2010	2009
Deferred tax asset:		
NOL carryforward	$ 2,127	$ 1,374
Deferred tax liabilities:		
Adjustment to cash basis on income tax return	2,290	2,543
Depreciation	2,433	3,020
	4,723	5,563
Net deferred tax liability	$ (2,596)	$ (4,189)

The Company has tax net operating loss carryforwards of $14,176 at June 30, 2010 that expire at various dates beginning June 30, 2030 and a capital loss carryforward of $4,305 expiring June 30, 2014.

NOTE 6--LEASE COMMITMENTS

The Company leases office space in Louisville, Kentucky under an operating lease agreement that expires July 31, 2013. The Company also leases office space in Harlan, Kentucky under a month-to-month lease. Rent expense was $48,775 and $49,830 for the years ended June 30, 2010 and 2009, respectively.

Future minimum lease payments under the operating lease at June 30 are as follows:

2011	$ 38,060
2012	37,884
2013	39,460
2014	3,300
	$ 118,704

NOTE 7--RISKS AND CONCENTRATIONS

Approximately 71% of the Company's total commissions is generated from one securities provider. Should the Company or the securities provider seek to terminate their relationship, the Company represents that other providers are readily available to provide the necessary services.

A significant portion of the Company's business is for customers in Kentucky and Indiana. Accordingly, the occurrence of any adverse economic conditions or an adverse regulatory climate in either of these states could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

The Company maintains its cash at various financial institutions. The balance at times, may exceed federal insured limits.

NOTE 7--RISKS AND CONCENTRATIONS - (Continued)

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of operations.

NOTE 8--NET CAPITAL RULE

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements. At June 30, 2010 and 2009, the Company had net capital of $50,835 and 67,106, respectively. The Company's ratio of aggregate indebtedness to net capital for these same time periods was 0.5539 and 0.2025.

In addition, there were no liabilities subordinated to general creditors during the years ended June 30, 2010 or 2009.

NOTE 9--FOCUS REPORT RECONCILIATION

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17a-5 (FOCUS report) as of June 30, 2010 and 2009.

SUPPLEMENTARY INFORMATION

Alexander Investment Services, Co.

SCHEDULE 1

June 30, 2010 and 2009

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission and
Statement Regarding Liabilities Subordinated to General Creditors
As of June 30, 2010

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2010 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2010
Aggregate indebtedness	$ 28,156
Net capital:	
Stockholders' equity	$106,923
Nonallowable assets:	
Property and office equipment, net	(33,515)
Accounts receivable	(4,615)
Other assets	(13,154)
Net capital	$55,639
Haircuts on securities:	
Money market funds	-
Other securities	(4,804)
Undue concentration	-
Net capital	$ 50,835
Ratio of aggregate indebtedness to net capital	0.5539

In addition, there are no liabilities subordinated to general creditors as of June 30, 2010.



Mountjoy
Chilton
Medley

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Board of Directors of
Alexander Investment Services, Co.

In planning and performing our audit of the financial statements and supplemental schedule of Alexander Investment Services, Co. (the Company) as of and for the years ended June 30, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2000 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202

502.749.1900 P
502.749.1930 F
www.mcmcpa.com

Louisville
Lexington
Covington
Frankfort
Bowling Green

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Mountjoy Chilton Medley LLP
Louisville, Kentucky
August 19, 2010